SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 5
to
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
All American Group, Inc.
(Name of Issuer)
All American Group, Inc.
All American Acquisition Corporation
All American Group Holdings, LLC
H.I.G. All American, LLC
All American Homes Holdings, LLC
H.I.G. Capital Partners IV, L.P.
H.I.G. Advisors IV, L.L.C.
H.I.G.-GPII, Inc.
Sami W. Mnaymneh
Anthony A. Tamer
Matthew Sanford
Fabian de Armas
(Name of Persons Filing Statement)
Common Stock, no par value per share
(Title of Class of Securities)
016437 10 5
(CUSIP Number of Class of Securities)

All American Group, Inc. Richard M. Lavers Chief Executive Officer 2831 Dexter Drive Elkhart, Indiana 46514 (574) 266-2500	All American Group Holdings, LLC c/o H.I.G. Capital, LLC Matthew Sanford Richard H. Siegel, Esq. 1450 Brickell Avenue, Suite 3100 Miami, Florida 33131
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
copies to:

James A. Strain, Esq. Taft Stettinius & Hollister LLP One Indiana Square Suite 3500 Indianapolis, Indiana 46204 Tel: (317) 713-3500	Jorge L. Freeland, Esq. White & Case LLP 200 South Biscayne Boulevard Suite 4900 Miami, Florida 33131-2352 Tel: (305) 371-2700
This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☑	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☑
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$4,338,973	$309.37

*	For purposes of calculating the fee only, the transaction value was calculated by adding (a) the product of (i) the 16,273,204 shares of All American Group, Inc. common stock, no par value (the “Common Shares”) held by shareholders other than H.I.G. All American, LLC and its affiliates by (ii) $0.20 (the cash portion of the merger consideration), plus (b) the product of (i) 36,757,069 trust units that will be issued as additional merger consideration in exchange for the Common Shares outstanding by (ii) the difference between (A) $0.2295 (which represents the average of the high and low prices for Common Shares as of December 10, 2010 per share), minus (B) $0.20 (the cash portion of the merger consideration).

**	The filing fee was previously paid with the Schedule 13E-3 filed on December 20, 2010.

Item 15. Additional Information
Item 16. Exhibits
SIGNATURES

INTRODUCTION
     This Rule 13e-3 transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): All American Group, Inc., an Indiana corporation (the “Company,” or “AAG”), All American Group Holdings, LLC, a Delaware limited liability company (“Acquiror”), All American Acquisition Corporation, an Indiana Corporation and wholly owned subsidiary of Acquiror (“Acquisition Sub”), H.I.G. All American, LLC, a Delaware limited liability company (the “Lender”), All American Homes Holdings, LLC, a Delaware limited liability company (“Holdings”), H.I.G. Capital Partners IV, L.P., a Delaware limited partnership (“Fund IV”), H.I.G. Advisors IV, L.L.C., a Delaware limited liability company (“Advisors IV”), H.I.G.-GPII, Inc., a Delaware corporation (“GP II”), and Messrs. Sami W. Mnaymneh, Anthony A. Tamer, Matthew Sanford and Fabian de Armas (the Lender, Holdings, Fund IV, Advisors IV, GP II, and Messrs. Mnaymneh, Tamer, Sanford and de Armas are collectively referred to in this Schedule 13E-3 as the “Purchaser Group”).
     This Amendment No. 5 to Schedule 13E-3 is being filed pursuant to Rule 13e-3(d)(3) to report the final results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Amendment No. 5 to Schedule 13E-3, all information in this Schedule 13E-3 remains unchanged.

Item 15. Additional Information.
Item 1011 of Regulation M-A:
     (b) Other Material Information. Item 15(b) is hereby amended and supplemented as follows.
     On March 22, 2011, at a special meeting of AAG’s shareholders (the “Special Meeting”), AAG’s shareholders voted to adopt the Merger Agreement and approve the Merger.
     On March 22, 2011, All American Group, Inc., an Indiana corporation (“AAG”) and William P. Johnson, as Trustee, entered into a Liquidating Trust Agreement, creating the Specialty Vehicles Liquidating Trust (the “Liquidating Trust”) under Indiana law. Mr. Johnson is the former Chairman of the Board of AAG. The trust units will be issued to former shareholders of AAG as part of the consideration in the Merger.
     If AAG’s Specialty Vehicles business is sold within the time periods and for the minimum net proceeds provided for the in the Merger Agreement, the Liquidating Trust will receive the net proceeds of such sale in excess of $5 million and distribute such excess to the holders of the trust units.
     On March 24, 2011, AAG filed Articles of Merger with the Secretary of State of the State of Indiana, pursuant to which Acquisition Sub merged with and into AAG, with AAG continuing as the surviving corporation. As a result of the Merger, AAG became a wholly owned subsidiary of Acquiror. Under the terms of the Merger Agreement, at the effective time of the Merger, each Common Share was canceled and ceased to exist, and except for those Common Shares held by AAG or its subsidiaries, Acquiror or its affiliates, or shareholders that perfect their dissenters’ rights under Indiana law, automatically converted into the right to receive $0.20 in cash, without interest, and one trust unit. Each Common Share held by Acquiror or its affiliates was converted into a right to receive one trust unit. Common Shares held by shareholders that perfected dissenters’ rights under Indiana law ceased to be outstanding and entitle the holder only to the rights provided under Indiana law.
     Before the effective time of the Merger, all outstanding options to purchase Common Shares, whether or not exercisable or vested, were canceled. Each such option had an exercise price in excess of the amount of the Merger Consideration.
     AAG expects to promptly file a Certification and Notice of Termination of Registration on Form 15 with the Commission in order to deregister its Common Shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and suspend AAG’s reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

Item 16. Exhibits.
Item 1016 of Regulation M-A:

(a)(1)	Preliminary proxy statement for the Special Meeting of the shareholders of All American Group, Inc. and Registration Statement of Specialty Vehicles Liquidating Trust on Form S-4, incorporated herein by reference to the Schedule 14A/S-4 filed by AAG with the SEC on February 11, 2011 (the “Proxy Statement”).

(a)(2)	Form of Proxy Card for shareholders of AAG common stock, filed with the SEC together with the Proxy Statement (incorporated herein by reference to the Schedule 14A/S-4 filed by AAG with the SEC on February 11, 2011).

(a)(3)	Form of Letter to shareholders of AAG, filed with the SEC together with the Proxy Statement.

(a)(4)	Form of Notice of Special Meeting to shareholders of AAG, filed with the SEC together with the Proxy Statement.

(c)(1)	Opinion of Houlihan Lokey Financial Advisors, Inc. (attached as Appendix D to the Proxy Statement and incorporated herein by reference).

(c)(2)	Presentation of Houlihan Lokey Financial Advisors, Inc. to the Special Committee of the Board of Directors of All American Group, Inc., dated November 8, 2010.*

(c)(3)	Budget and liquidity assessment of Conway, Del Genio, Gries & Co., LLC, dated September 8, 2010.*

(c)(4)	Liquidation analysis (Housing Segment) of Conway, Del Genio, Gries & Co., LLC, dated September 10, 2010.*

(d)(1)	Agreement and Plan of Merger dated as November 8, 2010, by and among Acquiror, Acquisition Sub, AAG and Richard M. Lavers (attached as Appendix A to the Proxy Statement and incorporated herein by reference).

(d)(2)	Loan Agreement dated as of October 27, 2009 among Coachmen Industries, Inc., and H.I.G. All American, LLC (incorporated by reference to Exhibit 2.1 to AAG’s Current Report on Form 8-K/A filed October 29, 2009).

(d)(3)	First Amendment to Loan Agreement dated April 5, 2010 among Coachmen Industries, Inc. and H.I.G. All American, LLC, (incorporated by reference to Exhibit 2.1 to the AAG’s Current Report on Form 8-K filed April 9, 2010).

(d)(4)	Limited Waiver of Specified Defaults dated as of August 24, 2010 among H.I.G. All American, LLC, All American Group, Inc. (f/k/a Coachmen Industries, Inc.), All American Homes, LLC, All American Homes of Colorado, LLC, All American Homes of Georgia, LLC, All American Homes of Indiana, LLC, All American Homes of Iowa, LLC, All American Homes of North Carolina, LLC, All American Homes of Ohio, LLC, All American Building Systems, LLC, All American Specialty Vehicles, LLC, Coachmen Motor Works, LLC, Coachmen Motor Works of Georgia, LLC, Consolidated Building Industries, LLC, Consolidated Leisure Industries, LLC, Coachmen Operations, Inc., Coachmen Properties, Inc., Mod-U-Kraf Homes, LLC, and Sustainable Designs, LLC (incorporated by reference to Exhibit 10 to AAG’s Current Report on Form 8-K filed August 25, 2010).

(d)(5)	Second Amended and Restated 20% Secured Subordinated Convertible Tranche B Note, dated August 24, 2010, by and among All American Group, Inc. and H.I.G. All American, LLC, (incorporated by reference to Exhibit 4 to AAG’s Current Report on Form 8-K filed August 25, 2010).

(d)(6)	Common Stock Purchase Warrant dated August 5, 2010, between All American Group, Inc. (f/k/a Coachmen Industries, Inc.) and H.I.G. All American, LLC, (incorporated by reference to Exhibit 4 to AAG’s Current Report on Form 8-K filed August 11, 2010).

(d)(7)	Registration Rights Agreement dated as of October 27, 2009 between Coachmen Industries, Inc., and H.I.G. All American, LLC (incorporated by reference to Exhibit 4.5 to AAG’s Current Report on Form 8-K/A filed October 29, 2009).

(d)(8)	First Amendment to Registration Rights Agreement, dated April 5, 2010, between Coachmen Industries, Inc. and H.I.G. All American, LLC, (incorporated by reference to Exhibit 4.5 to AAG’s Current Report on Form 8-K filed April 9, 2010).

(d)(9)	Power of Attorney regarding amendments to Schedule 13E-3, dated as of December 17, 2010, granted by the members of the Purchaser Group in favor of Richard Siegel.*

(d)(10)	2000 Omnibus Stock Incentive Program (incorporated by reference to Exhibit A to AAG’s Proxy Statement dated March 27, 2000 for its Annual Meeting in 2000).

(d)(11)	Form of the 2006 Restricted Stock Award Agreement and listing of the maximum number of shares each Executive Officer may earn under the Agreements (incorporated by reference to Exhibit 10(a) to AAG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006).

(d)(12)	Liquidating Trust Agreement dated March 22, 2011, by and between AAG and William P. Johnson, as Trustee (incorporated by reference to Exhibit 99 AAG’s Current Report on Form 8-K filed March 22, 2011).

(f)(1)	Dissenters’ rights of appraisal are described under the caption “RIGHTS OF DISSENTING SHAREHOLDERS” set forth in the Proxy Statement and in appendix C to the Proxy Statement (entitled “Chapter 44 of the Indiana Business Corporation Law”) and are incorporated herein by reference.

*	Previously filed.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

ALL AMERICAN GROUP, INC.
Date: March 24, 2011	By:	/s/ Richard M. Lavers
Richard M. Lavers, Chief Executive Officer

ALL AMERICAN GROUP HOLDINGS, LLC
Date: March 24, 2011	By:	/s/ Matthew Sanford*
Matthew Sanford, Manager

ALL AMERICAN ACQUISITION CORPORATION
Date: March 24, 2011	By:	/s/ Matthew Sanford*
Matthew Sanford, President

H.I.G. ALL AMERICAN, LLC
Date: March 24, 2011	By:	/s/ Matthew Sanford*
Matthew Sanford, President

ALL AMERICAN HOMES HOLDINGS, LLC
Date: March 24, 2011	By:	/s/ Matthew Sanford*
Matthew Sanford, Manager

H.I.G. CAPITAL PARTNERS IV, L.P. By: H.I.G. Advisors IV, L.L.C. Its: General Partner By: H.I.G.-GPII, Inc. Its: Manager
Date: March 24, 2011		/s/ Richard H. Siegel
Richard H. Siegel, Vice President and General Counsel

H.I.G. ADVISORS IV, L.L.C. By: H.I.G.-GPII, Inc. Its: Manager
Date: March 24, 2011		/s/ Richard H. Siegel
Richard H. Siegel, Vice President and General Counsel

H.I.G.-GPII, INC.
Date: March 24, 2011	By:	/s/ Richard H. Siegel
Richard H. Siegel, Vice President and General Counsel

Date: March 24, 2011	By:	/s/ Sami Mnaymneh*
Sami Mnaymneh

Date: March 24, 2011	/s/ Anthony A. Tamer*
Anthony A. Tamer

Date: March 24, 2011	/s/ Matthew Sanford*
Matthew Sanford

Date: March 24, 2011	/s/ Fabian de Armas*
Fabian de Armas

Date: March 24, 2011	*By:	/s/ Richard H. Siegel
Richard H. Siegel Attorney-in-fact